SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                 Commission File Number: 0-22242

                           NOTIFICATION OF LATE FILING

(Check One): X Form 10-K   [ ]Form 11-K     [ ] Form 20-F     [ ] Form 10-Q
[ ] Form N-SAR
         For Period Ended:          September 30, 2000
                          --------------------------------------------
[ ] Transition Report on Form 10-K          [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F          [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K
         For the Transition Period Ended:   ______________________

         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant        BounceBackTechnologies.com,  Inc.
                        --------------------------------------------------------
Former name if applicable        Casino Resource Corporation
                         -------------------------------------------------------
Address of principal executive office (Street and number)
              707 Bienville Blvd.
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City, state and zip code   Ocean Springs, MS  39564
                        --------------------------------------------------------

                                     PART II
                             RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

X    (a)  The reasons  described in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

X    (b)  The subject annual report,  semi-annual  report,  transition report on
          Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

X    (c)  The accountant's statement or other exhibit required by Rule 12b-25(c)
          has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

PART III NARRATIVE RIDER

As previously reported in the Registrant's Form 8-K/A filed December 20, 2000, the Registrant was notified of the resignation of its certifying accountant on July 25, 2000. As previously reported in the Registrant's Form 8-K filed December 12, 2000, the Registrant was unable to engage its new certifying accountant, Ciro E. Adams, CPA, until December 7, 2000. Consequently, the Registrant's new accountant was unable to start his audit until December 11, 2000 and has notified the Registrant that he shall have insufficient time to complete his audit of the financial statements of the Registrant for the year ended September 30, 2000 by the prescribed due date and shall therefore be unable to furnish the required opinion on such financial statements by such date.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

         John J. Pilger                     228          872-5558
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         (Name)                         (Area Code)     (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                 X Yes  [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [ ] Yes  X No

                  If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


         BounceBackTechnologies.com, Inc.
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                                   (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date 12-22-00                   By:      John J. Pilger
                                   -------------------------------------------

                                Name:    John J. Pilger
                                     -----------------------------------------

                                Title:   CEO, BounceBackTechnologies.com, Inc.
                                      ----------------------------------------

Exhibit 1: Ciro E. Adams, CPA letter....p3